Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

VIA EDGAR

March 30, 2011

Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549-3561

Re:	Forever Zen Ltd.
Amendment No. 2 to Form S-1
Filed March 23, 2011
File No. 333-171637

Dear Mr. Ingram:

We write on behalf of Forever Zen Ltd. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated March 29, 2011 by Jessica Dickerson, Staff Attorney of the Commission’s Division of Corporation Finance commenting on the Company’s Registration Statement on Form S-1/A filed March 23, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.      Please confirm that your sole officer and director, Churyl Kylo, bears no relation to Cheryl Anne Kyllo. We note that the British Columbia Securities Commission’s settlement agreement with Cheryl Kyllo.

In response to this comment, there is no relation whatsoever between Churyl Kylo and Cheryl Anne Kyllo.

Sincerely,

/s/ Scott Doney

Scott Doney, Esq.

Enclosure (Acknowledgment by the Company)